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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CONSOLIDATED RESOURCES GROUP, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

210025 20 1

(Cusip Number)

J. Thomas Cookson, Esq.
Akerman, Senterfitt & Eidson, P.A.
One Southeast Third Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210025 20 1	13D

CUSIP No. 210025 20 1

1.	Name of Reporting Person: BTSL Technologies Limited (Foreign person - no number available)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 69,672

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 69,672

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.	210025 20 1	13D

     The Schedule 13D dated February 10, 2003 of BTSL Technologies Limited, an Irish limited liability company (“BTSL”), is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by the addition thereto of the following:

     The Issuer declared a 1 for 100 reverse split of the Common Stock effective April 1, 2003. All of the share figures contained herein assume that the reverse split has taken effect. Upon the effectiveness of the reverse split, the cusip number of the Common Stock is to change to 210025 20 1.

     BTSL beneficially owns a total of 69,672 shares of Common Stock, of which 64,672 shares of Common Stock constituted the Escrowed Shares. The Agreement provided that the Issuer would pay BTSL a Cash Payment of an aggregate of $245,000 on or before April 27, 2003. The Issuer, however, only paid BTSL a total of $5,000. The Agreement also provided that the Issuer would not effect a reverse split that would cause a greater than 4-to-1 reduction in the total shares of Common Stock outstanding without the consent of BTSL.

     As a result of these events, the Issuer and BTSL entered into the Amendment to Agreement, dated as of May 30, 2003 (the “Amendment”). The Issuer and BTSL instructed the Escrow Agent to return the Escrowed Shares to BTSL, which agreed not to transfer any of the Escrowed Shares prior to May 30, 2004. The transfer of the 5,000 shares of Common Stock beneficially owned by BTSL that are not part of the Escrowed Shares is not so restricted. BTSL also was issued a total of 157,801 shares of Series 2000A Convertible Preferred Stock of the Issuer (the “Preferred Stock”). Each share of the Preferred Stock is convertible into one share of Common Stock. BTSL agreed that it would not convert 100,000 shares of Preferred Stock prior to October 15, 2003 and the remaining 57,801 shares of Preferred Stock prior to May 30, 2004. In addition, BTSL received warrants (the “Warrants”) to purchase an aggregate of up to 1,000,000 shares of Common Stock (with an exercise price of $.50 per share for 500,000 shares of Common Stock and of $.75 per share for the other 500,000 shares of Common Stock). These Warrants may only be exercised, however, in the event that any of the Options are exercised so BTSL has no pecuniary interest in any of the shares of Common Stock issuable pursuant to the Warrants. The Issuer and BTSL agreed that the Issuer would not be required to make any further Cash Payment to BTSL.

     BTSL disclaims any beneficial interest in the shares of Common Stock issuable pursuant to the Warrants. BTSL also currently disclaims any beneficial interest in the shares of Common Stock issuable upon conversion of the Preferred Stock.

     The descriptions of the Amendment and the Warrants contained in this Statement are qualified in their entirety by the full text of the Amendment and the Warrants, which are filed herewith as Exhibit 1 and Exhibit 2, respectively.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by the addition thereto of the following:

     As of the date hereof, BTSL beneficially owns 69,672 shares of Common Stock, representing approximately 17.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 410,895 shares of Common Stock issued and outstanding as of May 15, 2003). Subject to the terms of the Amendment which currently prevent the disposition of the former Escrowed Shares by BTSL, BTSL has the sole power to vote and the sole power to dispose of the 69,672 shares of Common Stock which it beneficially owns.

     Other than as described in Item 3 above, there have been no other transactions in any securities of the Issuer effected by BTSL or, to the best knowledge of BTSL, any other person listed in Item 2 above during the past 60 days.

CUSIP No.	210025 20 1	13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by the deletion of the last sentence thereof and the addition thereto of the following:

     Except for the Options, and the Agreement, the Amendment and the Warrants described in Section 3 above, neither BTSL nor, to the best knowledge of BTSL, any other person listed in Item 2 above, is a party or subject to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Amendment to Agreement, dated as of May 30, 2003, between BTSL and the Issuer

Exhibit 2	Form of the Warrants

CUSIP No.	210025 20 1	13D

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BTSL Technologies Limited

	By:	/s/ Padraic Maloney

Name: Padraic Maloney Title: Executive Officer and Director
Date: June 9, 2003

CUSIP No. 210025 20 1

13D

EXHIBIT 1

AMENDMENT TO AGREEMENT

     THIS AMENDMENT is entered into as of the last date signed below, by and between BTSL TECHNOLOGIES LIMITED, an Irish limited liability company (“BTSL”), and CONSOLIDATED RESOURCES GROUP, INC., a Florida corporation (“CSRG”).

W I T N E S S E T H:

     WHEREAS, the parties entered into an agreement dated as of February 10, 2003 (the “Agreement”) and an Escrow Agreement of the same date (the “Escrow Agreement”), the terms and conditions of which are incorporated herein by reference; and

     WHEREAS, the parties desire to modify the terms of the Agreement as set forth in this Amendment;

     NOW, THEREFORE, in consideration of the mutual premises and upon the terms and conditions hereinafter set forth,

     IT IS AGREED:

          1. All references to common stock, par value $.001 per share, of CSRG (the “CSRG Common Stock”) set forth in this Amendment shall reflect the number of shares after the 1 to 100 reverse split approved by the Board of Directors of CSRG on March 19, 2003.

          2. On the Amendment Closing Date (as hereinafter defined), CSRG shall cause to be issued to BTSL Fifty-seven Thousand, Eight Hundred One (57,801) shares of Series 2000A Convertible Preferred Stock of CSRG (the “Preferred Stock”). BTSL agrees not to convert any of such Preferred Stock prior to May 30, 2004.

          3. On the Amendment Closing Date, CSRG shall issue warrants (the “CSRG Warrants”) for the purchase of One Million (1,000,000) shares of CSRG Common Stock to BTSL in substantially the form set forth in Exhibit A, attached hereto and made a part hereof, upon the following terms:

               (a) the CSRG Warrants shall expire on December 30, 2004; and

               (b) the strike price for the CSRG Warrants shall be Fifty ($.50) Cents for each of the first Five Hundred Thousand (500,000) shares of CSRG Common Stock and Seventy-five ($.75) Cents for each of the remaining Five Hundred Thousand (500,000) shares of CSRG Common Stock.

          4. In the event that any BTSL Options (as defined in the Agreement) are exercised, CSRG shall receive nothing with regard thereto, except for the exercise price of the CSRG Warrants to the extent any CSRG Warrants are exercised in connection therewith.

          5. CSRG shall relinquish any rights to the BTSL Warrants (as defined in the Agreement) and on the Amendment Closing Date shall return the original certificate of the BTSL Warrants, endorsed for transfer to BTSL, which certificate will thereupon be null and void and marked cancelled.

          6. BTSL shall issue to CSRG options (the “CETG Options”) for the purchase of One Million (1,000,000) shares of common stock, par value $.001 per share (the “CETG Common Stock”), of Consolidated Energy & Technology Group, Inc., a Nevada corporation, in substantially the form set forth in Exhibit B, attached hereto and made a part hereof upon the following terms:

               (a) the CETG Options shall expire on December 30, 2004; and

               (b) the strike price for the CETG Options shall be One ($1.00) Dollar for each share of CETG Common Stock.

          7. The parties shall execute a letter to the Escrow Agent under the Escrow Agreement in substantially the form set forth in Exhibit C, attached hereto and made a part hereof.

          8. The closing of the transactions set forth herein (the “Closing”) shall take place at the offices of CSRG as of May 30, 2003 (the “Amendment Closing Date”) or at such other location and/or time mutually agreeable to the parties.

          9. At the Closing CSRG shall deliver, or cause to be delivered, to BTSL:

               (a) Fifty-seven Thousand, Eight Hundred One (57,801) shares of Preferred Stock pursuant to Section 2 hereof;

               (b) the CSRG Warrants as set forth in Section 3 hereof; and

               (c) such other items required to be delivered hereunder or as may be reasonably requested by BTSL to facilitate the Closing of the transactions contemplated hereby.

          10. At the Closing BTSL shall deliver, or cause to be delivered, to CSRG:

               (a) the CETG Options pursuant to Section 6 hereof; and

               (b) such other items required to be delivered hereunder or as may be reasonably requested by CSRG to facilitate the Closing of the transactions contemplated hereby.

2

          11. CSRG represents to BTSL:

               (a) that it has the power and authority to execute and deliver this Amendment and all documents hereunder and to perform its obligations hereunder and to consummate the transactions contemplated hereby;

               (b) that all of its representations and warranties set forth in the Agreement not inconsistent with the terms of this Amendment will be in full force and effect as of the Amendment Closing Date; provided, that, all references to the Transaction Documents in the Agreement shall be deemed to include this Amendment; and

               (c) that the shares of Preferred Stock issuable to BTSL pursuant to this Amendment (i) are duly authorized, validly issued, fully paid and non-assessable, and (ii) are not issued in violation of any preemptive rights or rights of first refusal. CSRG has reserved for issuance a number of shares of CSRG Common Stock sufficient to provide for the exercise of all of the CSRG Warrants and the Preferred Stock (collectively, the “CSRG Conversion Shares”). The CSRG Conversion Shares will, upon issuance in the event the CSRG Warrants or Preferred Stock are exercised or converted, be duly authorized, validly issued, fully paid and non-assessable. The CSRG Warrants have been duly authorized, executed and delivered and constitute legal, valid and binding obligations of CSRG enforceable against CSRG in accordance with their terms.

          12. BTSL represents to CSRG:

               (a) that it has the power and authority to execute and deliver this Amendment and all documents hereunder and to perform its obligations hereunder and to consummate the transactions contemplated hereby; and

               (b) that all of its representations and warranties set forth in the Agreement not inconsistent with the terms of this Amendment will be in full force and effect as of the Closing Date; provided, that, all references to the Transaction Documents in the Agreement shall be deemed to include this Amendment.

          13. BTSL and CSRG agree that, notwithstanding Section 4.3(a) of the Agreement, CSRG is not required to make any additional Cash Payments to BTSL.

          14. BTSL covenants and agrees that it will not, prior to May 30, 2004, sell, pledge, gift, assign, hypothecate, dispose or otherwise transfer (including by operation of law) in any manner any of the shares of CSRG Common Stock being released to it by the Escrow Agent under the Escrow Agreement, including the Initial Escrow Property and the Second Escrow Property (as defined in the Escrow Agreement).

          15. All terms and conditions set forth in the Agreement not inconsistent with the terms and conditions set forth in this Amendment shall remain in full force and effect.

3

          16. In any dispute between the parties regarding the Agreement or this Amendment, the prevailing party in such dispute shall be entitled to recover from the non-prevailing party all reasonable fees, costs and expenses, including, without limitation, attorneys’ fees, costs and expenses, at pre-trial, trial and appellate levels.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date set forth opposite its name.

BTSL TECHNOLOGIES LIMITED, an Irish limited liability company

Date: May 30, 2003
By: /s/ Padraic Maloney

Name: Padraic Maloney Title: Director

CONSOLIDATED RESOURCES GROUP, INC., a Florida corporation

Date: May 30, 2003
By: /s/ Joseph R. Bergmann

Name: Joseph R. Bergmann Title: President

4

CUSIP No. 210025 20 1

13D

EXHIBIT 2

NEITHER THE WARRANT REPRESENTED BY THIS CERTIFICATE (THE “WARRANT”) NOR THE SECURITIES UNDERLYING THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER STATUTE, RULE OR REGULATION. THIS WARRANT AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH WARRANT OR SECURITIES, OR UNLESS, IN THE OPINION OF COUNSEL, REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

CONSOLIDATED RESOURCES GROUP, INC.
COMMON STOCK PURCHASE WARRANT

[Certificate No. 50-101 Evidencing Right to Purchase 500,000 Shares of Common Stock or Certificate No. 75-101 Evidencing Right to Purchase 500,000 Shares of Common Stock]

This is to certify that BTSL TECHNOLOGIES LIMITED, an Irish limited liability company, and/or its transferees or assigns (the “Holder”), is entitled to purchase at the Exercise Price (as defined below) from CONSOLIDATED RESOURCES GROUP, INC., a Florida corporation (the “Company”), up to the above-referenced number of shares of common stock of the Company, par value $.001 per share (the “Common Stock”), subject to adjustment as herein provided (as so adjusted from time to time, and together with any other securities which may from time to time become purchasable pursuant to the terms of this Warrant, the “Warrant Shares”), at any time or from time to time on or after the date hereof and not later than December 31, 2004 (the “Expiration Date”), at which time this Warrant, to the extent not theretofore exercised, shall expire. The exercise price per Warrant Share shall be equal to [$0.50 or $0.75], subject to adjustment as herein provided (as so adjusted from time to time, the “Exercise Price”).

     1.     Exercise of Warrant.

          (a) Manner of Exercise. After the date hereof and prior to the Expiration Date, this Warrant may be exercised, in whole or in part, at any time or from time to time. To exercise this Warrant in whole or in part, the Holder shall deliver to the Company at its address set forth below:

(i) a written notice, in substantially the form of the Exercise Notice attached as Exhibit A hereto and made a part hereof, of such Holder’s election to exercise this Warrant, which shall be duly executed by the Holder or its duly authorized agent or attorney;

(ii) a certified or bank cashier’s check payable, in U.S. funds, to the order of the Company in an amount equal to the product of (A) the Exercise Price, multiplied by (B) the number of Warrant Shares being purchased pursuant to such exercise (collectively, the “Exercise Payment”); and

(iii) this Warrant.

Upon such time as the Exercise Notice, Exercise Payment and this Warrant are received by the Company (the “Effective Date”), the Warrant Shares specified in the Exercise Notice shall be deemed to have been purchased and the Company shall, as promptly as practicable, and in any event within 10 days, execute and deliver or cause to be executed and delivered a certificate or certificates evidencing the aggregate number of Warrant Shares so purchased, registered in the name of the Holder or such other person as may be designated by the Holder. Such certificate or certificates shall be deemed to have been issued, and such Holder or other person so designated shall be deemed for all purposes to have become a holder of record of such Warrant Shares, as of the Effective Date, notwithstanding that the transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. Notwithstanding anything to the contrary contained in this Warrant, the Holder shall only exercise this Warrant to the extent it is required to deliver shares of Common Stock to third parties pursuant to the exercise of options to purchase Common Stock issued or granted by the Holder to such third parties.

If this Warrant shall have been exercised only in part, the Company shall, at the time of delivery of the certificate or certificates evidencing the aggregate number of Warrant Shares purchased, deliver to the Holder a new Warrant evidencing the rights to purchase the remaining Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical to this Warrant. The Company shall pay all expenses, taxes and other charges payable in connection with the exercise of this Warrant, including, but not limited to, the preparation, issuance and delivery of stock certificates representing the Warrant Shares and the new Warrant, except that if stock certificates or new Warrant shall be registered in a name or names other than the name of the Holder, (i) funds sufficient to pay all transfer taxes, if any, which shall be payable upon the issuance of stock certificates or new Warrant shall be paid by the Holder at the time of delivery of the Exercise Notice or promptly upon receipt of a written request of the Company for payment, and (ii) such registration shall be conditioned upon the receipt of (A) the opinion of counsel that registration under the Securities Act is not required for such transfer (unless such transfer is made pursuant to such a registration); and (B) representations regarding the transferee’s investment intent in form and substance satisfactory to the Company.

          (b) Fractional Shares. No fractional shares of the Company’s Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Market Price (as defined below) per share on the date of exercise.

     2. Transfer. Unless contrary to the provisions of the Securities Act or any other statute, rule or regulation, this Warrant and the rights granted to the Holder hereof are transferable by the Holder, in whole or in part, in person or by duly authorized attorney, upon surrender of this Warrant, together with a properly executed assignment in the form attached as Exhibit B hereto, at the offices of the Company. Transfer shall be conditioned upon receipt by the Company of the opinion (if applicable) and representations referred to Section 1(a) above.

     3.     Adjustment of Exercise Price and Number of Warrant Shares. The number and kind of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of certain events as follows:

          (a) Reclassification, Recapitalization, Consolidation or Merger, Etc. In case of any reclassification, recapitalization or change of outstanding securities of the class of securities which are issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value) or in case of any consolidation or merger of the Company with or into another entity (other than a merger with another entity in which the Company is the surviving entity and which does not result in any reclassification, recapitalization or change, other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of this Warrant or an increase or decrease in the number of such securities outstanding), or in case of any sale or transfer to another entity of all or substantially all of the assets of the Company, the Company, or such successor or purchasing entity, as the case may be, shall, without payment of any additional consideration therefor, execute a new Warrant providing that the Holder of this Warrant shall have the right to exercise such new Warrant (upon terms not less favorable to the Holder than those then applicable to this Warrant) and to receive upon such exercise, in lieu of the Warrant Shares issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money or other property that the Holder would have been entitled to receive upon such reclassification, recapitalization, change, consolidation, merger, sale or transfer had the Holder exercised this Warrant immediately prior to such reclassification, recapitalization, change, consolidation, merger, sale or transfer. Such new Warrant shall have terms as nearly equivalent as may be practicable to the terms of this Warrant, including, but not limited to, terms for adjustments to the Exercise Price as provided for herein. In the event that the Company intends to consummate any reclassification, recapitalization, change, consolidation, merger, sale or transfer in which the Company is not the surviving company, the successor to the Company in such a transaction shall, prior to the consummation of such transaction, expressly assume in writing the obligations of the Company under this Warrant. The provisions of this Section 3(a) shall similarly apply to successive reclassifications, recapitalizations, changes, consolidations, mergers, sales and transfers.

          (b) Subdivision or Combination. If the Company, at any time while this Warrant remains outstanding and unexpired, shall subdivide or combine its outstanding Common Stock, the Exercise Price in effect immediately prior thereto shall be adjusted to a price obtained by multiplying such Exercise Price by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such action and the denominator of which shall be the total number of shares of Common Stock outstanding immediately after giving effect to such action. Notwithstanding the foregoing or anything to the contrary contained in this Warrant, any combination of any shares of capital stock of the Company (including, but not limited to, a reverse stock split of the Common Stock) which is not consented to in writing by the Holder shall not affect, alter or adjust in any manner any of the terms of this Warrant, including, but not limited to, the Exercise Price or the number of Warrant Shares purchasable hereunder.

          (c) Stock Dividends. If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend or make any other distribution on its Common Stock payable in shares of its Common Stock, then, as of the date the Company shall take a record of the holders of its Common Stock for the purpose of receiving such dividend or other distribution (or if no record is taken, as of the date of such payment or other distribution), the Exercise Price in effect immediately prior thereto shall be adjusted to a price obtained by multiplying such Exercise Price by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and the denominator of which shall be the total number of shares of Common Stock outstanding immediately after giving effect to such dividend or distribution.

          (d) Liquidating Dividends, Etc. If the Company, at any time while this Warrant is outstanding and unexpired shall make a distribution of its assets to the holders of its Common Stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law, the Holder of this Warrant shall, upon its exercise, be entitled to receive, in addition to the number of Warrant Shares then receivable thereupon, and without payment of any additional consideration therefor, a sum equal to the amount of such assets as would have been payable to such Holder as owner of that number of Warrant Shares receivable by exercise of this Warrant had such Holder been the holder of record of such Warrant Shares on the record date for such distribution, or if no such record is taken, as of the date of such distribution, and an appropriate provision therefor shall be made a part of any such distribution.

          (e) Other Action Affecting Common Stock. In case, after the date hereof, the Company shall take any action affecting the Common Stock other than an action described in any of the foregoing Sections 3(a) through 3(d) hereof, inclusive, which in the good faith and reasonable opinion of the Company’s Board of Directors, would have a material adverse effect upon the rights of the Holder of this Warrant, the Exercise Price then in effect and the securities issuable upon exercise of this Warrant shall be adjusted in such manner and at such time as the Board of Directors on the advice of the Company’s independent public accountants may in good faith determine to be equitable under the circumstances.

          (f) Adjustment of Shares Purchasable. Upon each adjustment in the Exercise Price pursuant to this Section 3, the number of Warrant Shares purchasable hereunder at that Exercise Price shall be adjusted, to the nearest one hundredth (l/l00th) of a whole share, to the product obtained by multiplying such number of shares purchasable immediately prior to such adjustment in the Exercise Price by a fraction, the numerator of which shall be the Exercise Price immediately prior to such adjustment and the denominator of which shall be the Exercise Price immediately thereafter.

          (g) Adjustment of Other Securities. In the event that at any time, as a result of any adjustment made pursuant to this Section 3, the Holder of this Warrant thereafter shall become entitled to receive, upon exercise hereof, any securities other than shares of Common Stock, thereafter the number of such other securities so receivable upon exercise hereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained above in this Section

3, and the provisions of this Section 3 with respect to the Common Stock shall apply on like terms to any such other securities.

          (h) Market Price Defined. As used herein, “Market Price” per share of Common Stock shall mean:

(i) if the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on any such exchange or quoted on the National Market System of the Nasdaq Stock Market or the Nasdaq Small Cap Market, the average of the last reported sale price of the Common Stock on such exchange or system for the five trading days immediately preceding the date of exercise of the Warrant (or if no such sale is made on any such day, the average of the closing bid and ask prices for the Common Stock for such five-day period on such exchange or system),

(ii) if the Common Stock is not listed on such an exchange or system, the average of the last reported sale prices for the shares of Common Stock on the Over-the-Counter Bulletin Board or the BBX (collectively, the “OTC BB”) for the five trading days immediately preceding the date of exercise of the Warrant as reported by Bloomberg Financial Markets or an equivalent reliable reporting service mutually acceptable to and hereafter designated by the Holder of this Warrant and the Company,

(iii) if the Common Stock does not trade on the OTC BB, the average of the bid prices of any market makers for the Common Stock that are listed in the “pink sheets” by the National Quotation Bureau, Inc., or

(iv) if none of the foregoing formulas can be used, the Market Price shall be the fair market value of the Common Stock as reasonably determined in good faith by (a) the Board of Directors of the Company or, at the option of the Holder by (b) an independent investment bank of nationally recognized standing in the valuation of businesses similar to the business of the Company.

     The manner of determining the Market Price of the Common Stock set forth in the foregoing definition shall apply with respect to any other security in respect of which a determination as to fair market value must be made hereunder.

          (i) Notices. Whenever the Exercise Price or the number of shares of Common Stock purchasable under the terms of this Warrant at that Exercise Price shall be adjusted pursuant to this Section 3, the Company shall promptly prepare a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and number of shares of Common Stock purchasable at that Exercise Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the registered Holder of this Warrant.

     4.     Further Covenants of the Company.

          (a) Warrant Shares. The Company covenants and agrees that all shares which may be issued upon the exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants and agrees that it will from time to time take all such action as may be required to assure that the par value per share, if any, of the capital stock issued upon exercise of this Warrant is at all times equal to or less than the then effective Exercise Price. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company shall at all times have authorized, and reserved for the purpose of issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Warrant Shares to provide for the exercise of the rights represented by this Warrant. If at any time prior to the full exercise of this Warrant by the Holder the number of authorized but unissued shares of Common Stock or any other class of securities purchasable pursuant to this Warrant shall not be sufficient to permit exercise in full of this Warrant, the Company will take such corporate action as shall be necessary to increase its authorized but unissued shares of Common Stock or such other securities to such number of shares as shall be sufficient for such purposes. If the Common Stock or other class of securities purchasable pursuant to this Warrant are then listed or quoted on a national securities exchange, the National Market System, the Small Cap Market or the BBX, all such Warrant Shares or other securities upon issuance shall also be so listed or quoted.

          (b) Modification to Include Other Rights. In the event that at any time, including as a result of any provision of Section 3, this Warrant shall entitle the Holder hereof to receive any securities, property or assets other than the Warrant Shares, the terms of this Warrant shall be modified or supplemented (in the absence of express written documentation thereof, shall be deemed to be so modified or supplemented), and the Company shall take all actions as may be necessary to preserve, in a manner and on terms as nearly equivalent as practicable to the provisions of this Warrant as they apply to the shares of Common Stock, the rights of the Holder hereunder (including, without limitation, the provisions of Section 3 above), including any equitable replacements of the term “Warrant Shares” and adjustments of any formula included herein.

          (c) Exchange of Warrant. Upon the surrender for exchange or transfer of this Warrant, properly endorsed, to the Company, the Company at its expense will promptly issue and deliver to or upon the order of the Holder thereof a new Warrant certificate or certificates to replace those so surrendered, provided that the Company shall have no obligation to permit the exchange of a Warrant certificate for Warrant certificates in smaller denominations. Until transfer of this Warrant certificate on the books of the Company, the Company may treat the registered Holder hereof as the owner for all purposes.

          (d) Exchange Act Filings. Beginning on the date hereof and continuing so long as any portion of this Warrant remains issued and outstanding, the Company will use its best efforts to remain current in its required filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s Exchange Act filings will comply in all material respects as to form with the Exchange Act and the rules and regulations promulgated thereunder.

          (e) No Impairment. Except and to the extent as waived or consented to in writing by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment consistent with the intent and principles expressed in this Warrant.

          (f) Notices to Holder. In the event (i) the Company takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, (ii) the Company authorizes the granting to the holders of Common Stock, or to the holders of any other class of securities purchasable pursuant to this Warrant, of rights to subscribe to or purchase any shares of capital stock of any class or securities convertible into any shares of capital stock or of any other right, (iii) the Company authorizes any reclassification of, or any recapitalization involving, any class of Common Stock or any consolidation or merger to which the Company is a party and for which approval of the shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company, (iv) the Company authorizes or consents to or otherwise commences the voluntary or involuntary dissolution, liquidation or winding up of the Company or (v) the Company authorizes or takes any other action that would trigger an adjustment in the Exercise Price or the number or amount of shares of Common Stock or other securities subject to this Warrant (other than a stock split or combination), or that would otherwise impair or materially affect in any manner the rights of the Holder hereunder, the Company shall mail to the Holder, at least 10 days prior to the earlier of the record date for any such action or shareholder vote and the date of such action, a notice specifying (a) which action is to be taken and the date on which any such record is to be taken for the purpose of any such action, (b) the date that any such action is to take place and (c) the amount and character of any stock, other securities or property and amounts, or rights or options with respect thereto, proposed to be issued, granted or delivered to each holder of Common Stock (or holders of the class of securities of any other such securities).

     5.     Representations of the Company. The Company represents and warrants to the Holder as follows:

          (a) The Company: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; (ii) is duly qualified to do business and is in good standing in every jurisdiction where the nature of its business requires it to be so qualified (except where the failure to so qualify could not reasonably be expected to have a material adverse effect, individually or in the aggregate, on the business, financial condition or operations of the Company and its subsidiaries taken as a whole or on its ability to pay or perform its obligations under this Warrant); (iii) has received all permits necessary to conduct the businesses now operated by it and has not received notice of proceedings relating to the revocation or modification of any permit that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of the Company and its subsidiaries taken as a whole, or on its ability to pay or perform its obligations under this Warrant; (iv) has all requisite power and authority to own its properties and to carry on its business as now conducted and as proposed to be conducted, and to execute and deliver this Warrant and to perform its obligations hereunder; and (v) is in compliance in all material respects with all applicable law, rules, regulations and orders;

          (b) The execution and delivery of this Warrant, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated herein: (i) are within its powers and have been duly authorized by all necessary corporate and shareholder action; (ii) do not contravene its charter documents or any law, rule, regulation or administrative or court order binding on or affecting the Company or its property; and (iii) do not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any material contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party, by which it may be bound or to which its assets may be subject;

          (c) This Warrant has been duly authorized, executed and delivered and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally and general equitable principles (whether applied in an action at law or a suit in equity);

          (d) Based upon the representations of the Holder set forth in Section 6(a), the offer and issuance by the Company of this Warrant are, and the issuance of the Warrant Shares upon exercise of this Warrant will be, exempt from the registration requirements under the Securities Act;

          (e) No authorization, approval, consent or order of any court or governmental authority or agency or any other person or entity is required in connection with the issuance by the Company of this Warrant, or the consummation by the Company of any of the transactions contemplated herein;

          (f) The Company’s filings to date under the Exchange Act do not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects as to form with the Exchange Act and the rules and regulations promulgated thereunder; and

          (g) Neither the Company nor any Affiliate (as defined pursuant to the Securities Act) of the Company has directly, or through any agent, (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of any security (as defined in the Securities Act) which is or will be integrated with the issuance of this Warrant, or the Warrant Shares or other securities issuable upon exercise of this Warrant, in a manner that would require the registration under the Securities Act of this Warrant or the Warrant Shares or such other securities, or (ii) engaged in any form of general solicitation or general advertising in connection with the offering of this Warrant or the Warrant Shares or any other securities (as those terms are used in

Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

     6.     Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

          (a) This Warrant and the Warrant Shares issuable upon exercise thereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act. Upon exercise of this Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

          (b) The Holder understands that the Warrant and the Warrant Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) thereof, and that the Holder must therefore be able to bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempted from such registration.

          (c) The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and the Warrant Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

          (d) The Holder is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Warrant.

     7.     Restrictive Legend.

     The Warrant Shares (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER STATUTE, RULE OR REGULATION. SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH SHARES OR UNLESS, IN THE OPINION OF COUNSEL, REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

     8.     Restrictions Upon Transfer and Removal of Legend.

          (a) The Company need not register a transfer of this Warrant or Warrant Shares bearing the restrictive legend set forth in Section 7 above, unless one of the conditions specified in such legend are satisfied. The Company may also instruct its transfer agent not to register the transfer of the Warrant Shares, unless one of the conditions specified in the legend referred to in Section 7 above is satisfied.

          (b) Notwithstanding the provisions of Section 8(a) above, no opinion of counsel shall be necessary for a transfer without consideration by any Holder (i) if such Holder is a partnership, to a partner or retired partner of such partnership or to the estate of any such partner or retired partner, or (ii) if such Holder is a corporation, to a shareholder of such corporation, or to any other entity under common control, direct or indirect, with such Holder.

     9.     Loss.

     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in the case of mutilation of this Warrant, upon surrender and cancellation of this Warrant, the Company shall as soon as practicable execute and deliver a new Warrant of like tenor and date.

     10.     Miscellaneous.

          (a) Amendments. This Warrant may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the Company and the Holder.

          (b) Governing Law. This Warrant shall be governed by and construed in accordance with the substantive law of the State of Florida without giving effect to the principles of conflicts of law thereof.

          (c) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

          (d) Specific Performance. Without limiting any remedies available to the Holder, it is specifically acknowledged that the Holder would not have an adequate remedy at law for any breach of this Warrant and will be entitled to specific performance of the obligations hereunder, and injunctive relief against actual or threatened violations of the obligations of any person subject hereto.

          (e) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All notices and other communications shall be sent to the Company and to the Holder at the respective addresses set forth below or at such other address as the Company or the Holder may designate by 10 days advance written notice to the other parties hereto:

          if to the Holder to the address of the Holder listed in the Company’s records.

          if to the Company to:

Consolidated Resources Group, Inc. 975 S. Congress Avenue, Suite 102 Delray Beach, FL 33445 Attn: Joseph R. Bergmann

with a copy to:

John C. Osberger, Esq. 5701 N.W. 107th Avenue Coral Springs, Florida 33065

          (f) No Rights or Liabilities as a Shareholder. The Holder of this Warrant shall not be entitled to any rights, or subject to any liabilities, as a shareholder with respect to the Warrant Shares until and to the extent that this Warrant has been exercised in accordance with the terms hereof.

          (g) Binding Effect on Successors. This Warrant shall be binding upon any person or entity succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets, and all of the obligations of the Company relating to the Warrant Shares shall survive the exercise, conversion and termination of this Warrant and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed on the 30th day of May, 2003, by its proper corporate officer thereunto duly authorized.

CONSOLIDATED RESOURCES GROUP, INC.

By:

Name:	Joseph R. Bergmann
Title:	President

EXHIBIT A

EXERCISE NOTICE

(To be signed only upon exercise of Warrant)

To: Consolidated Resources Group, Inc.

The undersigned, the Holder of the enclosed Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder,      * shares of the Common Stock of Consolidated Resources Group, Inc. (the “Company”) and, in exchange therefor, herewith makes payment to the Company of $           in immediately available funds, and requests that the certificate or certificates for such shares be issued in the name of and delivered to the undersigned or in such other name as is specified below.

Dated:

Name (if other than the undersigned):	By:

Name:

Title:

Address:

Tax Identification Number:

(Signatures must conform in all respects to name of the Holder as specified on the face of the Warrant)

*Insert the number of shares called for on the face of the Warrant or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised, in either case without making any adjustments for any stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

EXHIBIT B

ASSIGNMENT

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock of the within-named corporation covered thereby as set forth below, to:

Name of Assignee	Address	No. of Shares

, and hereby irrevocably constitutes and appoints as agent and attorney-in-fact to transfer said Warrant on the books of the within-named corporation, with full power of substitution in the premises.

Dated: , 200

Name:

Signature:

Title of Signing Officer or Agent (if any):

Address:

	Note:	Signatures must conform in all respects to name of the Holder as specified on the face of the Warrant.